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16013824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 68107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xzerta Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1460 Broadway
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

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OATH OR AFFIRMATION

I, Joshua Zorrilla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xzerta Trading, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

RICHARD W CHUN
Notary Public, State of New York
No 02CH6116187
Qualified in Nassau County
Commission Expires September 20, 2016



XZERTA TRADING, LLC
(A Subsidiary of Auriga Special Holdings, LLC)

Statement of Financial Condition

December 31, 2015

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 5



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Members
Xzerta Trading, LLC:

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of Xzerta Trading, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Xzerta Trading, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2016

XZERTA TRADING, LLC

(A Subsidiary of Auriga Special Holdings, LLC)

Statement of Financial Condition

As of December 31, 2015

Assets		
Cash and cash equivalents	$	144,145
Other assets		5,212
Total assets	$	149,357
Liabilities and Members' Equity		
Accounts payable	$	2,000
Accrued expenses		7,500
Total liabilities		9,500
Members' equity		139,857
Total liabilities and members' equity	$	149,357

See accompanying notes to the Statement of Financial Condition

XZERTA TRADING, LLC
(A Subsidiary of Auriga Special Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2015

(1) Organization

Xzerta Trading, LLC (the Company) is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company was formed on December 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement (the Agreements), with Xzerta Holdings, LLC (Xzerta Holdings) and Auriga Special Holdings, LLC (ASH). Pursuant to the Agreements, all outstanding LLC interest in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings.

The Company has not engaged in any broker dealer activity for the year ending December 31, 2015.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and generally accepted accounting practices within the broker dealer industry. In preparing the financial statement in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(c) Income Taxes

The Company is a limited liability company, classified as a partnership for U.S. tax purposes, and therefore is generally not subject to federal and state income taxes. Each member takes into account separately, on their tax return, their share of the taxable income, gains, losses, deductions, or credits. There is no tax sharing agreement in place between the Company and its members.

The Company is subject to the New York City Unincorporated Business Tax (UBT). At December 31, 2015, the Company had a UBT net loss carryover of approximately $590,143. The net loss carryover is the primary driver of a net deferred tax asset of approximately $23,606. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a full valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will begin to expire in the year 2030 and extends through 2036.

(3) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2015, the Company had net capital of $134,645, which was $34,645 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1. As disclosed in Note 1, the Company is not currently engaged in broker-dealer activity. As a result it is currently dependent on capital contributions from its members to meet the ongoing minimum net capital requirements.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(4) Related Party Transactions

Related party transactions consist of the following:

Affiliates	Balance as of December 31, 2014	Incurred Due to affiliates in 2015	Paid Due to affiliates in 2015	Balance as of December 31, 2015
Auriga Holdings, LLC	-	8,400	8,400	-
Auriga Services, LLC	-	5,044	5,044	-
Xzerta, LLC	-	59,077	59,077	-
Total	$ -	$ 72,521	$ 72,521	$ -

(a) Transactions with Xzerta, LLC

The Company had entered into a Services and Expense Agreement (the Services Agreement) with Xzerta, LLC, a Delaware limited liability company (Xzerta) on November 18, 2009. Xzerta provides services including, but not limited to, administrative staff, back office, regulatory management and accounting support. At December 31, 2015, the Company did not have a balance due for services rendered.

(b) ***Transactions with Auriga Holdings, LLC***

The Company leased office space from Auriga Holdings, LLC, a New York limited liability company (Holdings) per the space sharing agreement entered into on January 17, 2012 with an effective date of June 6, 2011. The agreement is a month to month agreement at a rate of $700 per month and may be terminated by either party for any reason on five days written notice. At December 31, 2015, the Company did not have a balance due for services rendered.

(c) ***Transactions with Auriga Services, LLC***

Auriga Services, LLC, a New York limited liability company (Services) paid for tax, regulatory and compliance services provided by Services respective consultants. At December 31, 2015, the Company did not have a balance due for services rendered.

(d) ***Transactions with Parents***

The Company received capital contributions totaling $75,000 at various dates during the year ending December 31, 2015 from its members, ASH and Xzerta Holdings, on pro rata ownership basis.

(5) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position.

(6) Subsequent Events

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 18, 2016, the date the Company's Statement of Financial Condition is available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's Statement of Financial Condition.

XZERTA TRADING, LLC

(A Subsidiary of Auriga Special Holdings, LLC)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)